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Exhibit 99.2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Multiple Voting Shares

Holder Account Number

  Form of Proxy — Annual Meeting to be held on April 24, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
You have the right to appoint some other person or company of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint a person or company, other than the persons whose names are printed herein, as your proxyholder, this proxy will be voted in favour of the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management, in favour of the appointment of KPMG LLP as auditor of Celestica Inc. for 2008 and the authorization of the Board of Directors of Celestica Inc. to fix the auditor's remuneration, and in favour of the amendments to By-law 1 of Celestica Inc.

6.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Proxies submitted must be received by 5:00 p.m., EDT on April 22, 2008, or in the case of any adjournment of the Meeting, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW	• Go to the following web site:	• You can enroll to receive future
from a touch tone telephone.	www.investorvote.com	securityholder communications electronically,
1-866-732-VOTE (8683) Toll Free		by visiting www.computershare.com — click
"Enroll for e-delivery" under the
Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which you may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We being holder(s) of Celestica Inc. hereby appoint: Robert L. Crandall or, failing him, Craig H. Muhlhauser, or their designees	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Crandall or Craig H. Muhlhauser, or their designees.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Celestica Inc. to be held at The Dominion Club, 1 King Street West, Toronto, Ontario M5H 1A1, on April 24, 2008 at 10:00 a.m. EDT and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.     Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Robert L. Crandall	☐	☐	02. William A. Etherington	☐	☐	03. Richard S. Love	☐	☐	Fold
04. Craig H. Muhlhauser	☐	☐	05. Gerald W. Schwartz	☐	☐	06. Charles W. Szuluk	☐	☐
07. Don Tapscott	☐	☐

2. Appointment of Auditors	For	Withhold
Appointment of KPMG LLP as auditor and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.	☐	☐
3. Amendments to By-law 1	For	Against
Adoption of the resolution set out in the section "Amendments to By-law 1" in the Management Information Circular of Celestica Inc. dated March 9, 2008, approving amendments to By-law 1 of Celestica Inc.	☐	☐

Fold

Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Mark this box if you would like to receive the Annual Report (including annual financial statements) and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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  Exhibit 99.2